Exhibit m.3

                               DISTRIBUTION PLAN


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                                DISTRIBUTION PLAN

                             AETNA SERIES FUND, INC.
                                     CLASS C

This Distribution Plan (the "Plan") is adopted in accordance with Rule 12b-1 (the "Rule") under the Investment Company Act of 1940 (the "1940 Act"), by AETNA SERIES FUND, INC. (the "Fund"), a Maryland corporation, on behalf of the Class C shares of each of its Series (except Aetna Money Market Fund) as set forth in Appendix A, as amended from time to time, subject to the following terms and conditions:

SECTION 1.  ANNUAL FEES

Distribution Fee. Each Series other than Index Plus Large Cap, Index Plus Mid Cap, Index Plus Small Cap, and Index Plus Bond (collectively, the "Index Plus Funds") will pay to the underwriter of its shares, Aeltus Capital, Inc. (the "Underwriter"), a Connecticut corporation, a distribution fee under the Plan at the annual rate of 0.75% of the average daily net assets of each Series attributable to its Class C shares (the "Distribution Fee"). The Index Plus Funds will pay to the Underwriter a Distribution Fee under the Plan at the annual rate of 0.50% of the average daily net assets of each Series attributable to its Class C shares.

Adjustment to Fees. The Distribution Fee may be reduced with respect to the Class C shares of any Series if agreed upon by the Board of Directors of the Fund (the "Board") and the Underwriter and if approved in the manner specified in Section 3 of this Plan.

Payment of Fees. The Distribution Fee will be calculated daily and paid monthly by each Series set forth in Appendix A with respect to its Class C shares at the annual rate indicated above.

SECTION 2.  EXPENSES COVERED BY THE PLAN.

The Distribution Fee may be used by the Underwriter for: (a) costs of printing and distributing the Series' prospectus, statement of additional information and reports to prospective investors in the Series; (b) costs involved in preparing, printing and distributing sales literature pertaining to the Series; (c) an allocation of overhead and other branch office distribution-related expenses of the Underwriter; (d) payments made to persons who provide support services in connection with the distribution of the Series' shares, including but not limited to, office space and equipment, telephone facilities, answering routine inquiries regarding the Series, processing shareholder transactions and providing any other shareholder services not otherwise provided by the Fund's transfer agent; (e) accruals for interest on the amount of the foregoing expenses that exceed the Distribution Fee and the contingent deferred sales charge received by the Underwriter; and (f) any other expense primarily intended to result in the sale of a Series' shares, including, without limitation, payments to selling dealers and their agents, if applicable.




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The amount of the Distribution Fees payable under Section 1 hereof is not related directly to expenses incurred by the Underwriter and this Section 2 does not obligate a Series to reimburse the Underwriter for such expenses. The Distribution Fees will be paid by each Series to the Underwriter unless and until (a) the Plan is terminated pursuant to Section 5 hereof, or (b) the Plan is not renewed with respect to a Series or Class C thereof pursuant to Section 4 hereof. Any distribution expenses incurred by the Underwriter on behalf of a Series in excess of the Distribution Fees specified in Section 1 hereof which the Underwriter has accrued through the termination date are the sole responsibility and liability of the Underwriter and are not an obligation of a Series.

SECTION 3.  APPROVAL OF DIRECTORS.

Neither the Plan nor any related agreements will take effect until approved by a majority of both (a) the Board of the Fund and (b) those Directors who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Qualified Directors"), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

SECTION 4.  CONTINUANCE OF THE PLAN.

The Plan shall become effective on July 1, 1998 and shall remain in force and effect through December 31, 1998, unless earlier terminated. Following the expiration of its initial term, the Plan shall continue in force and effect for a one year period, provided such continuance is specifically approved at least annually:

       1.  (a) by a majority of the members of the Board, or
           (b) by vote of a majority of each Series' Class C shares, and
       2. by the vote of a majority of the Qualified Directors cast in person at a meeting specifically called for such purpose.

SECTION 5.  TERMINATION.

The Plan may be terminated at any time with respect to Class C shares of any Series (a) by the vote of a majority of the outstanding voting securities of Class C of the Series, or (b) by a vote of a majority of the Qualified Directors. The Plan may remain in effect with respect to a Series even if the Plan has been terminated in accordance with this Section 5 with respect to any other Series.

SECTION 6.  AMENDMENTS.

The Plan may not be amended with respect to Class C of a Series so as to increase materially the amounts of the Distribution Fees described in Section 1 above unless the amendment is approved by a vote of the holders of at least a majority of the outstanding



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voting securities of Class C of that Series. No material amendment to the Plan may be made unless approved in the manner described in Section 3 above.

SECTION 7.  SELECTION OF CERTAIN DIRECTORS.

While the Plan is in effect, the selection and nomination of the Fund's Directors who are not interested persons of the Fund will be committed to the discretion of the Directors then in office who are not interested persons of the Fund.

SECTION 8.  WRITTEN REPORTS.

In each year during which the Plan remains in effect, any person authorized to direct the disposition of monies paid or payable by a Series pursuant to the Plan or any related agreement will prepare and furnish to the Board, and the Board will review, at least quarterly, written reports setting out the amounts expended under the Plan, the purposes for which those expenditures were made, and otherwise complying with the requirements of the Rule.

SECTION 9.  PRESERVATION OF MATERIALS.

The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 8 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

SECTION 10.  MEANINGS OF CERTAIN TERMS.

As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have the same meaning ascribed to those terms under the 1940 Act.



IN WITNESS WHEREOF, the Fund, on behalf of the Class C Shares of each of its Series, has executed this Plan as of this 2nd day of April, 1998.



                                    AETNA SERIES FUND, INC.
                                    ON BEHALF OF ITS CLASS C SHARES




                                    By:  /s/ J. Scott Fox
                                         ------------------------------
                                         J. Scott Fox, President



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                                   APPENDIX A



Aetna Bond Fund
Aetna Balanced Fund
Aetna Growth and Income Fund
Aetna International Fund
Aetna Government Fund
Aetna High Yield Fund
Aetna Growth Fund
Aetna Small Company Fund
Aetna Ascent Fund
Aetna Crossroads Fund
Aetna Legacy Fund
Aetna Mid Cap Fund
Aetna Value Opportunity Fund
Aetna Real Estate Securities Fund
Aetna Index Plus Bond Fund
Aetna Index Plus Large Cap Fund
Aetna Index Plus Small Cap Fund
Aetna Index Plus Mid Cap Fund
Aetna Technology Fund